Exhibit 12

STEALTHGAS INC.
Computation of Ratio of Earnings to Fixed Charges

		Three Months Ended March 31,		Years Ended December 31,
		2007	2006	2006	2005	2004
	Net income	$6,622,454	$6,958,693	$18,492,509	$14,536,051	$531,208
Plus	Interest expenses	2,371,362	1,347,375	7,659,522	2,643,863	—
	Amortization of capital expenses relating to indebtedness	20,847	9,919	46,080	41,344	—
	Interest portion of rental expense	6,360	5,850	24,357	12,458	—
	EARNINGS	$9,021,023	$8,321,837	$26,222,468	$17,233,716	$531,208
	Interest expenses	$2,371,362	$1,347,375	$7,659,522	$2,643,863	$—
	Amortization of capital expenses relating to indebtedness	20,847	9,919	46,080	41,344	—
	Interest portion of rental expense	6,360	5,850	24,357	12,458
	FIXED CHARGES	$2,398,569	$1,363,144	$7,729,959	$2,697,665	$—
	RATIO OF EARNINGS TO FIXED CHARGES	3.76	6.10	3.39	6.39	—